UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_________ to_________
Commission file number 001-35475

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Zurn Elkay 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Zurn Elkay Water Solutions Corporation
511 West Freshwater Way
Milwaukee, WI 53204

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report Of Independent
Registered Public Accounting Firm

Benefits Committee of Zurn Elkay Water Solutions Corporation and
Plan Participants of Zurn Elkay 401(k) Plan
Milwaukee, Wisconsin

Opinion On The Financial Statements
We have audited the accompanying statements of net assets available for benefits of Zurn Elkay 401(k) Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis For Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ RubinBrown LLP
We have served as the Plan's auditor since 2008.
Kansas City, Missouri
June 22, 2026

Zurn Elkay 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets
Investments at fair value:
Mutual funds	$82,756,484	$74,494,184
Common/collective trust	16,267,888	14,888,922
Zurn Elkay Water Solutions common stock	21,818,826	—
Investment in Zurn Elkay Master Trust	281,117,161	274,500,902
Investments at fair value	401,960,359	363,884,008

Receivables:
Notes receivable from participants	4,767,837	4,420,494
Net assets available for benefits	$406,728,196	$368,304,502

The accompanying notes are an integral part of these financial statements.

Zurn Elkay 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2025

Additions to net assets attributed to:
Contributions:
Employer	$5,240,595
Participants	15,114,385
Rollovers	2,953,729
Total contributions	23,308,709

Deductions from net assets attributed to:
Benefits paid to participants	44,594,135
Administrative fees	445,161
Total deductions	45,039,296

Investment income:
Interest and dividends	1,331,274
Net change in fair value of investments	16,390,227
Investment income - Zurn Elkay Master Trust	42,006,413
Investment income	59,727,914

Interest income on notes receivable from participants	370,054
Increase in net assets available for benefits before conversion in	38,367,381

Conversion in	56,313

Net increase in net assets available for benefits	38,423,694

Net assets available for benefits - beginning of year	368,304,502

Net assets available for benefits - end of year	$406,728,196

The accompanying notes are an integral part of these financial statements.

Zurn Elkay 401(k) Plan
Notes to Financial Statements
December 31, 2025 and 2024

1.    Description of the Plan
    The following description of the Zurn Elkay 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for more complete information.
General
    The Plan is a defined contribution deferral savings plan administered by the Benefits Committee of Zurn Elkay Water Solutions Corporation and covers substantially all nonunion employees and a portion of union employees of the Company and its affiliates as defined in the Plan Document.
    The Plan is primarily intended to assist employees in supplementing their retirement income by providing a tax-deferred savings vehicle. A participant is eligible to participate in the Plan after 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan’s trustee and record keeper is Principal Financial Services, Inc. (the "Trustee" or "Principal").
Contributions
    Participants may elect to defer from 1% to 75% of their annual compensation to the Plan limited to the maximum contribution amount as defined by the Internal Revenue Service ("IRS"). As permitted by Section 401(k) of the Internal Revenue Code ("IRC"), the amounts contributed are not taxable until paid out by the Plan. Participants who have attained age 50 before the close of the Plan year may make catch up contributions to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("rollover").
    Participants may elect to defer from 1% to 75% of their annual compensation as a Roth 401(k) contribution to the Plan, limited to the maximum contribution amount as defined by the IRS. Participants making Roth 401(k) contributions who have attained the age of 50 are also eligible to make catch-up Roth 401(k) contributions to the Plan. Participants may also contribute amounts representing distributions from other qualified Roth 401(k) plans. A participant's compensation associated with a Roth 401(k) contribution is subjected to federal income taxes in the year of contribution, but the contribution and, in most cases, the earnings on the contribution are not subject to federal income taxes when distributed in accordance with IRS requirements.
    All employees that become eligible for the Plan are subject to automatic enrollment. The salary deferral rate at automatic enrollment is set at a 8% pre-tax contribution rate with an auto-escalation feature that increases contributions 1% annually on July 1 of each year until the contribution percentage reaches 12%. An employee can change the deferral rate made through automatic enrollment by electing a different percentage, and they can affirmatively elect not to participate in the Plan or can elect to contribute on an after-tax Roth 401(k) basis. Participants may, at any time, change their contribution percentage or suspend any future deductions from their pay. The auto-escalation feature is available to all participants, even if they were not automatically enrolled. The automatic salary deferral will be invested in a fund allocation based on the employee’s age, unless otherwise directed by the employee.
    The Company matches employee contributions at 50% of the first 8% of eligible wages. Catch-up contributions are not matched by the Company. Participants’ contributions and Company matching contributions are deposited into participant accounts. The Company matching contributions shall be allocated on a calendar quarter basis in the form of Company stock.
Vesting
    Participants are immediately vested in their contributions plus actual earnings thereon. The value of Company contributions vests at the earlier to occur of disability, death, attainment of age 65, or three years of service, with some exceptions for certain merged plans. If a participant terminates employment before becoming vested, the value of Company contributions to their account is forfeited.
Participant Accounts
    Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, allocations of Company matching contributions, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant compensation or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes to Financial Statements (continued)
Investment Options
    Upon enrollment in the Plan, a participant may direct contributions in various investment options maintained by the Trustee. As of December 31, 2025, the Plan offers participants the option to invest their contributions in the following types of investments: mutual funds, a common/collective trust, and the Zurn Elkay Stock Fund. Participants may change their investment options with the Trustee at their discretion. Portfolio investment allocation elections by participants can be up to 100% of any investment option except the Zurn Elkay Stock Fund, which is restricted to a maximum portfolio investment allocation of 20%. All participants must comply with insider trading laws and the Company’s policies, including its insider trading policy, when making any transactions in the Zurn Elkay Stock Fund.
Payment of Benefits
    The account balance, to the extent it is vested, will be paid upon request to participants who have retired, become disabled, or otherwise left the Company, or to the beneficiaries of deceased participants.
    Upon termination of service, death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments up to a 15-year period.
    The Plan will distribute a participant’s entire account balance to any participant (or to such participant’s beneficiary in the case of death) who has an account balance less than $1,000 following their termination of employment or death. If the participant’s account balance is between $1,000 and $5,000 following their termination of employment or death, the Plan will automatically rollover a participant’s entire account balance to a designated third-party individual retirement plan provider. Distribution or automatic rollovers of small account balances will occur before the end of the second Plan year following the Plan year during which the participant ceases to participate in the Plan.
Participant Hardship Withdrawals
    A participant may withdraw all or a portion of their contributions subject to certain hardship withdrawal provisions.
Forfeited Accounts
    As of December 31, 2025 and 2024, there were approximately $185,773 and $53,052, respectively, of unallocated forfeited accounts. Forfeited accounts are used to reduce future Company contributions or administrative expenses of the Plan. During the year ended December 31, 2025, $663,101 and $1,621 of forfeitures were used to reduce Company contributions and administrative expenses, respectively. Subsequent to year end, $249,816 of forfeitures were utilized to fund contributions related to 2025.
Notes Receivable from Participants
    Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan Administrator. At December 31, 2025, outstanding loans bore interest at rates ranging from 4.25% to 9.5%. Principal and interest are paid ratably through payroll deductions, with maturity dates through August 2039.
Administrative Expenses
    Plan administrative expenses are paid by the Company or the Plan, at the Company’s discretion. Administrative expenses paid from Plan assets totaled $445,161 for the year ended December 31, 2025.
Plan Termination
    Although it has not expressed any intention to do so, the Company has the right to terminate the Plan, subject to the provisions set forth in ERISA. If the Plan is terminated, Plan assets will be distributed to the participants based on the individual participant’s interest in the Plan. In the event the Plan is terminated, all participants at the time of termination, would become 100% vested in their accounts.
2.    Summary of Significant Accounting Policies
Basis of Accounting
    The accompanying financial statements have been prepared on the accrual basis of accounting.

Notes to Financial Statements (continued)
Estimates and Assumptions
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.
Payment of Benefits
    Benefit payments to participants are recorded when paid.
Valuation of Investments and Income Recognition
    The Plan’s investments are stated at fair value. In addition, the Plan holds investments in the Zurn Elkay 401(k) Master Trust (the "Master Trust") which are held in custody at Principal Trust Company and are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements for assets held in the Plan and Master Trust.
    Investment income is recorded as earned on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net change in fair value of investments represents the difference between the aggregate fair value of investments at the end of the year and the values at the beginning of the year, and includes any realized gains and losses and unrealized appreciation or depreciation on those investments.
    Certain management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of net change in the fair value of investments on the Statement of Changes in Net Assets Available for Benefits.
Notes Receivable from Participants
    Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution in accordance with the terms of the Plan Document.
Risks and Uncertainties
    The Plan invests in various investment securities. Investments, in general, are exposed to various risks, such as interest rate changes, credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investments will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.
Contributions Receivable And Credit Loss Policy
Amounts due for contributions are stated at the amount management expects to collect from outstanding balances less an allowance for expected credit losses. The expected credit losses amount reflects management's best estimate of amounts that will not be collected. This assessment considers historical experience, current conditions and, when appropriate, reasonable and supportable forecasts.
There is no Employer contribution receivable balance as of December 31, 2025; therefore, there is no allowance for current expected credit loss. No allowance for credit losses was necessary at December 31, 2024.
3.    Investment in Zurn Elkay Master Trust
A portion of the Plan's investments are in the Master Trust, which was established effective January 1, 2023 for the investment of assets of the Plan and another Company-sponsored retirement plan. Each plan is a sub-account under the Master Trust. The Plan may invest in any or all of the investments in the Master Trust. Financial information relating to the investments in the Master Trust is included in the financial statements and is based on information provided by the Trustee.
Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual plans based upon units of participation held by each plan. Administrative and investment management expenses are paid from the Master Trust and are allocated to the Plan as a reduction of investment income (loss).
The following table presents the net assets of the Master Trust at December 31, 2025 and December 31, 2024:

Notes to Financial Statements (continued)

	2025		2024
	Master Trust	Plan's Interest in Master Trust	Master Trust	Plan's Interest in Master Trust
Assets
Investments
Mutual funds	$294,121,714	$281,117,161	$268,240,659	$254,215,724
Common stock	—	—	15,859,699	15,859,699
Common/collective trust	—	—	5,077,121	4,425,479
Net Assets Available For Benefits	$294,121,714	$281,117,161	$289,177,479	$274,500,902
During the year ended December 31, 2025, changes in the Master Trust investments were as follows:

2025
Investment Income
Net change in fair value of investments	$43,552,149
4.    Fair Value Measurements
     Accounting Standards Codification 820, Fair Value Measurements and Disclosures ("ASC 820"), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820 also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed assumptions about the assumptions a market participant would use.
In accordance with ASC 820, fair value measurements are classified under the following hierarchy:
Level 1    Quoted prices for identical instruments in active markets.
Level 2    Quoted prices for similar instruments; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable.
Level 3    Model-derived valuations in which one or more inputs or value-drivers are both significant to the fair value measurement and unobservable.
    If applicable, the Plan and Master Trust use quoted market prices in active markets to determine fair value, and therefore classifies such measurements within Level 1. Where market prices are not available, the Plan and Master Trust make use of observable market based inputs to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters. These measurements are classified within Level 3 if they use significant unobservable inputs.
    A description of the valuation methodologies used for assets measured at fair value is as follows:
•Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan and Master Trust are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan and Master Trust are deemed to be actively traded.
•Common stock - Valued at the closing price reported on the active market on which the individual securities are traded.
•Common/collective trusts - Valued at the NAV of units of the common/collective trusts. The NAV, as provided by the trustees, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by each fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the Galliard Stable Return Fund N, the investment advisor reserves the right to temporarily

Notes to Financial Statements (continued)
delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. A full redemption of the Plan and Master Trust's interest in the Galliard Stable Return Fund N requires a 12-month notice period. The common/collective trusts held by the Plan and Master Trust file annual returns on Form 5500 as direct filing entities.
    The methods described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan and Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
    There have been no changes to the methodologies used at December 31, 2025 or 2024.
    The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Mutual funds	$82,756,484	$—	$—	$82,756,484
Zurn Elkay Water Solutions common stock	21,818,826	—	—	21,818,826
Total assets in the fair value hierarchy	$104,575,310	$—	$—	104,575,310
Common/collective trusts (a)				16,267,888
Total assets at fair value				$120,843,198
    The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Mutual funds	$74,494,184	$—	$—	$74,494,184
Common/collective trusts (a)				14,888,922
Total assets at fair value				$89,383,106
(a)    Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.
The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Mutual funds	$294,121,714	$—	$—	$294,121,714
    The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Mutual funds	$268,240,659	$—	$—	$268,240,659
Zurn Elkay Water Solutions common stock	15,859,699	—	—	15,859,699
Total assets in the fair value hierarchy	$284,100,358	$—	$—	284,100,358
Common/collective trusts (a)				5,077,121
Total assets at fair value				$289,177,479
(a)    Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in Note 3, Investments in Zurn Elkay 401(k) Master Trust.

Notes to Financial Statements (continued)
5.    Related Party Transactions and Party In Interest Transactions
    At December 31, 2025, the Plan's investments included 469,323 shares of common stock of Zurn Elkay Water Solutions Corporation with a fair value of $21,818,826. At December 31, 2024, the Master Trust's investments included 425,193 shares of common stock of Zurn Elkay Water Solutions Corporation with a fair value of $15,859,699. These transactions qualify as party in interest transactions but are exempt from the prohibited transactions regulations under ERISA.
Certain employees have outstanding loans with the Plan as of December 31, 2025 and 2024. These loans qualify as exempt party in interest transactions allowable under ERISA.
6.    Income Tax Status
    The IRS has determined and informed the Company by a letter dated October 14, 2014 that the Plan, as then designed, and the related trust satisfy the applicable provisions of the IRC. The Plan has been amended since the date of the opinion letter; however, the Company and the Plan Administrator believe that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the IRC and therefore no provision for income taxes has been included in the Plan financial statements.
    The Plan's management has reviewed the Plan's tax exempt status and analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2025 and 2024, there are no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements during the years ended December 31, 2025 and 2024, respectively. There are currently no audits specific to the Plan for any tax periods in progress from any taxing authorities.
7.    Reconciliation of Financial Statements to Form 5500
    The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 for the years ended December 31, 2025 and 2024:

	2025	2024
Net assets available for benefits per the financial statements	$406,728,196	$368,304,502
Fair value adjustment for common/collective trust	(319,295)	(717,487)
Adjustment for employee contributions receivable	5,935	360
Adjustment for deemed distributed loans	(59,241)	(192,505)
Adjustment for other receivables	50,175	—
Adjustment for other	(2,031)	—
Net assets available for benefits per Form 5500	$406,403,739	$367,394,870
    The following is a reconciliation of the increase in net assets per the financial statements to Form 5500 for the year ended December 31, 2025:

2025

Increase in net assets available for benefits before conversion in per the financial statements	$38,367,381
Adjustment for net change in deemed distributed loans	133,264
Fair value adjustment for common/collective trust	398,192
Adjustment for employee contribution receivable	5,575
Adjustment for other receivable	50,175
Adjustment for other	(14,228)
Net income per Form 5500	$38,940,359

Zurn Elkay 401(k) Plan
EIN: 04-3722228 PLAN NUMBER: 006
Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

	Identity Of Issuer, Borrower,				Current
	Lessor Or Similar Party	Description Of Investment	Shares	Cost**	Value

	Columbia Small Cap Value II Fund	Mutual Fund	190,320		$2,708,251
	DFA Commodity Strategy	Mutual Fund	985		4,581
	DFA Global Real Estate Securities	Mutual Fund	56,565		592,237
	EuroPacific Growth Fund	Mutual Fund	32,191		1,950,149
	Fidelity Emerging Markets	Mutual Fund	17,260		861,595
	Fidelity Inflation Protected Bond	Mutual Fund	468		4,271
	Fidelity International Bond Index	Mutual Fund	1,011		9,273
	Fidelity Short-Term Bond Index Fund	Mutual Fund	989		10,009
	Fidelity Small Cap Growth K6 Fund	Mutual Fund	171,119		3,306,027
	Fidelity Total Market Index	Mutual Fund	5,803		1,084,256
	Galliard Stable Return Fund	Common/Collective Trust	234,413		15,022,787
	Short-Term Investment Fund A - Class S	Common/Collective Trust	925,806		925,806
	Goldman Sachs International Equity Income Fund	Mutual Fund	41,014		934,306
	PGIM High Yield Fund	Mutual Fund	544,870		2,642,621
	PGIM Total Return Bond Fund	Mutual Fund	123,038		1,498,604
	PIMCO CommodityRealReturn Strategy Fund	Mutual Fund	25,246		366,567
	T Rowe Price Blue Chip Growth Fund Inc	Mutual Fund	85,137		18,045,550
	T Rowe Price International Discovery Fund	Mutual Fund	14,271		1,071,309
	Vanguard Equity Income Fund	Mutual Fund	92,169		8,563,393
	Vanguard Extended Market Index Fund	Mutual Fund	31,276		4,960,925
	Vanguard High Yield Corporate Fund	Mutual Fund	869		4,843
	Vanguard Institutional Index Fund	Mutual Fund	48,637		26,851,706
	Vanguard Total Bond Market Index	Mutual Fund	6,225		60,820
	Vanguard Total Bond Market Index Fund	Mutual Fund	252,716		2,469,038
	Vanguard Total International Stock Index Fund	Mutual Fund	29,343		4,756,153
	Zurn Elkay Water Solutions Common Stock	Common Stock	469,323		21,818,826

					120,523,903

*	Participant Notes Receivable	Participant notes receivable with interest rates between 4.25% and 9.5% and with maturity dates through August 2039			4,708,596

					$125,232,499

*	Represents a party in interest as defined by ERISA.
**	Cost information was omitted for Plan assets that are participant directed.

The above information is a required disclosure for Form 5500, Schedule H, Part IV, line 4i.

Zurn Elkay Water Solutions Corporation
Exhibit List to Form 11-K

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Zurn Elkay 401(k) Plan (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Zurn Elkay 401(k) Plan

By:	/s/ Danielle Moritz
Name:	Danielle Moritz
Title:	Director of Compensation & Benefits

Date: June 22, 2026